SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRAVELCENTERS OF AMERICA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89421B 109
(CUSIP Number)

Brian E. Donley

Chief Financial Officer and Treasurer

Service Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89421B 109	13D	Page 1 of 4 Pages

1.		Names of Reporting Persons Service Properties Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC, OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89421B 109	13D	Page 2 of 4 Pages

This Amendment No. 1 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2023 (the “Original Schedule 13D”) is being filed by Service Properties Trust, a Maryland real estate investment trust (“SVC” or the “Reporting Person”), in connection with the closing of the acquisition of the shares of common stock, par value $0.001 per share (“Common Shares”), of TravelCenters of America Inc., a Maryland corporation (the “Issuer”), including all of the Common Shares beneficially owned by the Reporting Person, by BP Products North America Inc. (“BP”) in a merger transaction (the “Merger”), for cash consideration of $86.00 per outstanding Common Share pursuant to an agreement and plan of merger (the “Merger Agreement”) among the Issuer, BP and its merger subsidiary (the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “BP Acquisition”).

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive offices are located at 24601 Center Ridge Road, Westlake, Ohio 44145.

Item 2.   Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D/A contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.   Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Original Schedule 13D contained in the Schedule 13D is hereby amended to include the following:

On May 15, 2023, the BP Acquisition was consummated and pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Share that was outstanding immediately prior to the Effective Time (other than Common Shares (i) owned by BP or its merger subsidiary immediately prior to the Effective Time or (ii) held by any subsidiary of the Issuer or BP (other than merger subsidiary) immediately prior to the Effective Time), was converted into the right to receive $86.00 in cash, without interest (the “Merger Consideration”), including Common Shares owned by SVC and the individuals named in Item 2 above. SVC expects to receive $101.9 million in Merger Consideration for its Common Shares.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)     As of the date hereof, the Reporting Person does not beneficially own any Common Shares. To the Reporting Person’s knowledge, the individuals named in Item 2 above do not beneficially own any Common Shares.

(c)           Except as disclosed in Items 4 or 6, no transactions have been effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)          The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares on May 15, 2023.

CUSIP No. 89421B 109	13D	Page 3 of 4 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is hereby amended to include the following:

Immediately prior to the Effective Time, each then-outstanding Common Share granted subject to vesting or other lapse restrictions under any Issuer stock plan vested in full and became free of such restrictions and was converted into the right to receive the Merger Consideration under the same terms and conditions as applicable to the receipt of the Merger Consideration by holders of Common Shares generally. Following the Effective Time, and as of the date hereof, the Reporting Persons, and to the Reporting Persons’ knowledge, the individuals named in Item 2 above, no longer beneficially own any Common Shares.

Also at the Effective Time, the SVC Voting Agreement and RMR Voting Agreement each terminated in accordance with its terms.

Following consummation of the Merger, the Common Shares were delisted and ceased trading on the Nasdaq Stock Market. In addition, BP has taken steps to cause the termination of the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend all of the Issuer’s reporting obligations under the Exchange Act as promptly as practicable.

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2023

SERVICE PROPERTIES TRUST

/s/ Brian E. Donley
(Signature)

Brian E. Donley, Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).